# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cadeler A/S, CIK 0001978867
CUSIP: 12738K109
Title of class of securities: Ordinary Shares, with a nominal value of DKK 1.00 per share
Address of issuer's principal executive offices: KALVEBOD BRYGGE 43, COPENHAGEN V, Denmark (G7), DK-1560
Date of event which requires filing of this statement: 11/02/2026
Filed by CIK 0002057227
Persons authorized to receive notices and communications: Nicholas Fell, BW Maritime Pte. Ltd., #18-01, 10 Pasir Panjang Road, Mapletree Business City, Singapore (U0), 117438, 65 (0) 6434 5818

## Reporting persons
- BW Altor Pte. Ltd. (CIK 0002057227): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) The CUSIP 12738K109 applies to Cadeler A/S's American Depositary Shares, each representing four ordinary shares of Cadeler A/S. BW Altor Pte. Ltd. (the "Reporting Person" or "BWA") holds 0.00 ordinary shares. (2) The working capital used to purchase the ordinary shares of Cadeler A/S originated from an equity injection by the Reporting Person's sole equityholder.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, with a nominal value of DKK 1.00 per share
Name of issuer: Cadeler A/S
Address of issuer's principal executive offices: KALVEBOD BRYGGE 43, COPENHAGEN V, Denmark (G7), DK-1560
Comment:
This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") relates to the shares, nominal value DKK 1 per share (the "Shares"), including Shares represented by American Depositary Shares ("ADSs", each representing 4 Shares) of Cadeler A/S (the "Issuer"), whose principal executive offices are located at Kalvebod Brygge 43 DK-1560 Copenhagen V, Denmark. This Amendment No. 5 amends and supplements the statement on the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on February 19, 2025 (the "Original Schedule 13D") and amended on May 28, 2025 ("Amendment No. 1"), October 2, 2025 ("Amendment No. 2"), December 1, 2025 ("Amendment No. 3") and March 31, 2026 (Amendment No. 4 and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D. Except as otherwise stated in this Amendment No. 5, the Original Schedule 13D, as amended, remains in full force and effect.

This Amendment No. 5 is being filed to reflect the completion of the redomiciliation of the Issuer from Denmark to the United Kingdom (the "Redomiciliation"), which was effected by way of a registered exchange offer (the "Exchange Offer") by Cadeler plc, a company incorporated under the laws of England and Wales ("Cadeler plc"), to exchange for each outstanding Share validly tendered and not validly withdrawn in the Exchange Offer, one (1) ordinary share of Cadeler plc, with a nominal value of $1.00 per share (the "Cadeler plc Shares"). In connection with the Exchange Offer, the Shares beneficially owned by the Reporting Person were tendered to Cadeler plc and exchanged for Cadeler plc Shares at an exchange ratio of 1:1. Following the Exchange Offer, the Reporting Person no longer owns any Shares, and this Amendment No. 5 serves as an exit filing by the Reporting Person with respect to the Shares in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the Exchange Offer, as of November 2, 2026, the Reporting Person no longer beneficially owns any Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the Exchange Offer, as of November 2, 2026, the Reporting Person no longer beneficially owns any Shares.
Transactions in the class effected during the past sixty days:
The below chart reflects the transactions in Cadeler plc Shares effected by the Reporting Person on 1 October 2026 and 2 October 2026. All of the Cadeler plc Shares were purchased in open market transactions through a broker.

Trade date No. of Shares Purchased Average Price(1) Transaction Price Range

01-Oct-26 300,000 $51.7589 $51.125 to $52.00
02-Oct-26 44,182 $51.8494 $51.2 to $52

(1) Reflects the weighted average purchase price per Cadeler plc Share purchased in multiple transactions. The Reporting Person undertakes to provide the SEC staff, upon request, all information regarding the number of shares sold at each separate price within the ranges set forth above.

On 21 September 2026, Cadeler plc launched the Exchange Offer in connection with the contemplated Redomiciliation. In connection with the Exchange Offer, the Reporting Person tendered all of its 109,352,091 Shares in exchange for 109,352,091 newly issued Cadeler plc Shares.

The Exchange Offer expired on October 28, 2026. On November 2, 2026, Cadeler plc announced the final results of the Exchange Offer, including whether or not the conditions to the Exchange Offer had been satisfied or, to the extent legally permitted, waived. Under the terms of the Exchange Offer, the Reporting Person's tendering of its Shares, and its corresponding commitment to acquire the Cadeler plc Shares, became irrevocable upon the final results announcement made by Cadeler plc. As a result of its irrevocable commitment to tender the Shares and acquire the Cadeler plc Shares, the Reporting Person ceased to beneficially own any Shares as of November 2, 2026.

Except as described herein, to the best of the Reporting Person's knowledge, there have been no transactions in the Shares effected by the Reporting Person or, to the best of the knowledge of the Reporting Person, without independent verification, any of the other persons with respect to whom information is given in response to Item 2, during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: As of the date hereof, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Amendment No. 5 is being filed to report that, as of November 2, 2026, the Reporting Person does not beneficially own more than five percent of the outstanding Shares of the Issuer.

## Signatures
- BW Altor Pte. Ltd.: /s/ Nicholas John Oxleigh Fell, Nicholas John Oxleigh Fell/Authorized Signatory (11/04/2026)